EXHIBIT 4.8

NOKIA                                                                   1(5)

                                                 March 30, 2006




TERMS AND CONDITIONS OF THE NOKIA AUXILIARY RESTRICTED SHARE PLAN 2006



1.   Eligible Employees

         The Board of Directors of Nokia Corporation (the "Board") or its Personnel Committee (the "Personnel Committee"), or its assignee, shall approve the grants under the Nokia Auxiliary Restricted Share Plan (the "Plan") to eligible employees within Nokia Group (the "Participants"), in accordance with either

         a) Nokia's Global Grant guidelines or

         b) a specific grant nomination or specific guidelines applicable to an acquisition or acquisitions, as approved by the Board, the Personnel Committee or its assignee.

2.   Grant of Restricted Shares

         Nokia Corporation or any Company within Nokia Group ("Nokia") may grant to a Participant Restricted Shares under the Plan (the "Grant"), meaning that the Participant is offered to receive later a certain amount of Nokia ordinary shares, or American Depositary Shares (the "Shares"), evidenced by Nokia American Depositary Receipts (the "ADR's") subject to the Plan Rules and fulfilment of the grant agreement entered into between Nokia and the Participant (the "Grant Agreement"). The Participant shall acquire ownership of the Shares and all the rights pertaining to the Shares not earlier than after the end of the Restriction Period as defined below in paragraph 3.2.

         The following shall apply to the Grants made under the Plan:

              2.1. Number of Restricted Shares granted. Nokia communicates to each Participant the specific number of Restricted Shares to be granted to the Participant. No fractional Shares shall be granted.

              2.2. Restriction Period. The Shares shall be transferred to the Participant after a period of not less than 3 years from the date when the Restricted Shares are offered or granted to the Participant (the "Restriction Period") as specified in the Grant Agreement.

              2.3. Rights of the Participant during the Restriction Period. During the Restriction Period, the Participant does not have any legal ownership or any other rights relating to the Shares. The Participant shall not be entitled to any dividend or have any voting rights or

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NOKIA                                                                   2(5)

                                                 March 30, 2006

              any other rights as a shareholder to the Shares until the Shares have been transferred to the Participant after the end of the Restriction Period.

              2.4. Prohibited transactions. The Participants shall not enter into any derivative agreement or any other corresponding financial arrangement relating to the Restricted Shares until the Shares have been transferred to the Participant after the end of the Restriction Period.

              2.5. Settlement of Shares. As soon as practicable after the close of the Restriction Period and subject to the Plan Rules and the Grant Agreement, the Participant will acquire ownership of the number of Shares corresponding to the granted amount of Restricted Shares, which Shares shall be transferred to the Participant's personal book-entry or other brokerage account, provided that the Participant has performed all the necessary actions to enable Nokia to instruct such a transfer.

              Nokia may, in its sole discretion, use for the settlement of the Grants either Shares or, in lieu of Shares, cash settlement, or a combination thereof. Should cash settlement be used, the cash equivalent of the Shares shall be remitted to the Participant's cash account. What is said about the Shares in these Plan Rules, shall apply to the extent possible to the cash equivalent of the Shares to be remitted for settlement.

              The Participant shall prior to the date determined by Nokia provide Nokia with the information of his/her personal book-entry/brokerage account to which he/she wishes the Shares to be transferred, and perform such other necessary actions to enable Nokia to instruct such a transfer, as applicable and determined by Nokia.

              2.6. Changes in employment. If the employment of the Participant with Nokia Group terminates prior to the end of the Restriction Period for any reason other than early retirement, retirement, permanent disability, (these events to be defined by Nokia at its discretion), or death, the Participant will not acquire ownership of the granted Shares and they will not be transferred to the Participant's account after the end of the Restriction Period.

              If the employment of the Participant terminates prior to the end of the Restriction Period by reason of early retirement, retirement, permanent disability (these events to be defined by Nokia at its discretion) or death, the ownership of the granted Shares will pass

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NOKIA                                                                   3(5)

              to the Participant and the Shares will be transferred to the Participant's account after the end of the Restriction Period.

              In cases of voluntary and/or statutory leave of absence of the Participant, Nokia has the right to defer the end of the Restriction Period of the Shares regarding such Participant. In the case of a Participant's leave of absence during the Restriction Period (voluntary or involuntary), Nokia has the right to defer the Vesting and Settlement of the Restricted Shares to an equivalent extent after the scheduled Vesting Date.

              2.7. Obligation to hold the Shares. Nokia may after the end of the Restriction Period and the transfer of the Shares to the Participant's account, require the Participant to hold, for a specified time period, such number of Shares equivalent to the Participant's after-tax net gain for the granted Shares.

              2.8. Breaches of the Plan Rules. If the Participant breaches the Plan Rules, Grant Agreement and/or any instructions given by Nokia regarding the Plan, Nokia may at its discretion at any time prior to the close of the Restriction Period rescind the Grant.

              2.9. Acceptance. The Participant shall accept all, none or a portion of the Grant by signing the Grant Agreement, or in the format designated by Nokia. Once the Participant has accepted the Grant, the acceptance may not be cancelled by the Participant.

              2.10. Authorization and consents. In connection with the grant of Restricted Shares, the Participant may be required to give Nokia such authorizations and consents, as Nokia deems necessary in order to administer the Plan. The fulfilment of such requirements and the compliance by the Participant with such instructions by Nokia forms a precondition of a valid grant.

              As determined in the Grant Agreement the Participant shall consent to, among others, the processing of and transferring of all personal data given by him/her for the administration of the Plan.

3.   Administration

         The Plan shall be administered on behalf of Nokia by the Board or the Personnel Committee, or its assignee, as determined by the Board. Nokia has the right to approve such rules and procedures and take such other measures, as it shall deem necessary or appropriate for the administration of the Plan. Nokia shall also have the authority to interpret and amend these Plan Rules,


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NOKIA                                                                   4(5)


         as applicable. Such a resolution may also affect the Grants then outstanding, but not settled.

         Nokia has the right to determine the practical manner of administration of the Plan, including the acquiring, issuance, sale, and transfer of the Shares necessary to complete the Grant or the settlement of a Grant to the Participant.

         The grant of Restricted Shares by Nokia to some Participants may be limited and/or subject to additional terms and conditions due to laws and other regulations outside Finland. Nokia has the right to transfer globally within Nokia and/or to an agent of Nokia any of the personal data required for the administration of the Plan and the settlement of the Grants. The data shall be administered and processed by Nokia or any other person, agent or entity designated in the future. The Participant is entitled to request access to data referring to the Participant's person, held by Nokia or its agent and to request amendment or deletion of such data in accordance with applicable laws, statutes or regulations. In order to exercise these rights, the Participant must contact Nokia Group Legal department in Espoo, Finland.

4.   Taxes and other Obligations

         Pursuant to applicable laws, Nokia is or may be required to collect withholding taxes, social security charges or fulfil employment related or other obligations relating to the receipt or disposal of the Shares by the Participants. Nokia shall have the power to determine how such withholding or any other measures are arranged or carried out. This includes the authorization to Nokia or its assignees, in Nokia's absolute discretion, to arrange for the subscription or acquiring or selling of the Shares, in order to settle any of the obligations related to the Grants, or to comply with any local regulations, on behalf of the Participant.

         The Participants are personally responsible for any taxes and social security charges associated with the grant of Restricted Shares. This includes responsibility for any and all tax liabilities in multiple countries, if the participant has resided in more than one country during the Restriction Period. The Participants are advised to consult their own financial and tax advisers (at their own expense) before the acceptance of the grant of Restricted Shares, i.e. entering into the Grant Agreement.

5.   Communication

         Any notices to the Participants relating to this Plan shall be made in writing, electronically or any other manner as determined by Nokia.


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NOKIA                                                                   4(5)


6.   Governing Law and Settlement of Disputes

         The Plan is governed by Finnish law. Disputes arising out of the Plan shall be settled by arbitration in Helsinki, Finland in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce.


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               SUPPLEMENT TO THE GRANT OF RESTRICTED SHARES UNDER
       THE NOKIA AUXILIARY RESTRICTED SHARE PLAN 2006 IN USA AND/OR CANADA


          Amendments to the Nokia Auxiliary Restricted Share Plan 2006

              For purposes of Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the Nokia Auxiliary Restricted Share Plan 2006 ("Plan") is amended, effective as of March 30, 2006, by adding the following "Code Section 409A Schedule" to the Plan.

                           "Code Section 409A Schedule

              Notwithstanding anything in the Plan Rules to the contrary, effective as of March 30, 2006, the Plan Rules are amended as set forth in this Code Section 409A Schedule in order to avoid adverse or unintended tax consequences to Participants under Section 409A of the Code, and the applicable rules and regulations thereunder. The provisions of this Code Section 409A Schedule shall apply to grants that could potentially be subject to Section 409A of the Code and shall supersede the other Plan Rules to the extent necessary to eliminate inconsistencies between this Code Section 409A Schedule and such other Plan Rules.

              1. In cases of voluntary and/or statutory leave of absence of the Participant, the length of which exceeds the threshold determined in the applicable HR policy at the time of grant for the relevant type of leave, the Vesting Date (i.e. the end of the Restriction Period) shall be delayed for six months.

              2. If any Plan Rule or grant document contravenes any regulations or guidance promulgated under Section 409A of the Code or could cause any granted Restricted Shares to be subject to taxes, interest or penalties under
Section 409A of the Code, Nokia may, in its sole discretion, modify the Plan Rules or grant documents to: (i) comply with, or avoid being subject to, Section 409A of the Code, (ii) avoid the imposition of taxes, interest or penalties under Section 409A of the Code, and (iii) maintain, to the maximum extent practicable, the original intent of the applicable Plan Rule or provision without contravening the provisions of Section 409A of the Code."

                                    * * * * *

              Except as set forth herein, the Nokia Auxiliary Restricted Share Plan 2006 remains in full force and effect.